United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of May, 2013

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
*Best Corporate Practices questionnaire

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: May 31th, 2013

GRUMA, S.A.B. DE C.V.

BEST CORPORATE PRACTICES QUESTIONNAIRE

The following is an English translation of the questionnaire, that was submitted to the Mexican Stock Exchange, or Bolsa Mexicana de Valores, on May 31, 2013 in accordance with the Code of Best Corporate Practices (the ''Code''). The Code contains suggested guidelines for the corporate governance of Mexican companies.

Best Corporate Practices Questionnaire

Gruma, S.A.B. de C.V.

QUESTIONNAIRE TO EVALUATE CONFORMITY TO
THE BEST CORPORATE PRACTICES CODE BY ISSUER COMPANIES

6.1 Information and Agenda of the Shareholders' Meeting.	Yes	No	Comments
1. Does the Meeting Agenda avoid grouping matters concerning different subjects? (Practice 1. BCPC)	X
2. Is the ''Miscellaneous Affairs'' item avoided? (Practice 1. BCPC)	X
3. Is the information over each point of the Agenda available at least 15 calendar days prior to the date of the Meeting? (Practice 2. BCPC)	X
4. Do shareholders have all necessary information available and possible voting alternatives over the matters of the Agenda for them to instruct their representatives on how to cast their corresponding votes on the day of the Meeting? (Practice 3. BCPC)	X
5. Is the information given to the shareholders for the integration of the Board of Directors included together with the professional profile of the candidates with enough information to evaluate their independence?
(Practice 4. BCPC)	X

6.2 Information and Communications Between the Board of Directors and the Shareholders	Yes	No	Comments
6.Does the Board of Directors in its Annual Report to the Shareholders' Meeting include relevant aspects of the work of the intermediate bodies that perform the functions of: (Practice 5. BCPC)
a). Audit ***	X
b). Evaluation and Compensation		X	To perform the function of evaluation and compensation, the Board of Directors is supported by the Audit and Corporate Governance Committees.
c). Finance and Planning		X

To perform its finance and planning function, the Board of Directors is not supported by a dedicated intermediate body. Therefore these tasks are performed by the Executive Committee, the Audit Committee and the Corporate Finance and Planning Area.

d). Corporate Governance ***	X
e). Others (describe)	X

7. Are the reports rendered by each of the intermediate bodies or committees to the Board of Directors (excluding any information that must be kept confidential) available to the shareholders together with the material for the shareholders' meeting? (Practice 5. BCPC)	X
8. Does the Annual Report include the names of each of the members of the intermediate bodies? (Practice 5. BCPC)	X
9. Does the company have the necessary communication mechanisms to properly inform shareholders and investors of all general matters? (Practice 6. BCPC)	X
10. To that respect, enumerate the most common communication mechanisms used by the company.	E-mail, Emisnet, STIV, Edgar, press releases, update to the webpage of the company, phone conferences with the Finance and Investor Relations, call attendance by the Department of Investor Relations.

7. Functions of the Board of Directors

7.1 Functions of the Board of Directors	Yes	No	Comments
11.Does the Board of Directors carry out any of the following activities? (Practice 7. BCPC)
a). defines the strategic vision	X
b). supervises the operation of the company	X
c). approve the management's performance	X
d). appoints the Chief Executive Officer and any other senior officers of the company	X		The Board of Directors does not appoint other senior officers, but it establishes policies for their appointment.
e). evaluates and approves the performance of the CEO and of the senior officers of the company	X
f). makes sure that all shareholders be treated equally and their interests are protected and that they have access to the company's information	X
g). secures the creation of value for the shareholders and the permanence in time of the company	X
h). promotes the responsible release and disclosure of information	X
i). promotes managing transparency	X
j). promotes the establishment of internal control mechanisms	X
k). promotes the establishment of mechanisms to ensure the quality of the information	X
l). establishes policies for transactions with related parties	X
m). approves transactions with related parties	X
n). secures the establishment of mechanisms for the identification, analysis, management, control and adequate risks disclosures	X
o). promotes the establishment of a formal plan of succession for the Chief Executive Officer and any other senior officers		X	The company has no formal succession system to this date but is currently working on establishing such system.
p). promotes that the company be socially responsible. Explain how.	X		The Board of Directors supports the altruist participation of the company through its various non profit organizations such as Fundacion Gruma, A.C., Gruma Foundation, Patronato para el Fomento Educativo and Asistencial de Cerralvo, A.B.P.
q). promotes that the company declares its ethical business principles. Explain how.	X		By publishing the Code of Ethics of the company.
r). promotes that the company considers third parties interested in its decision-making. Explain how.	X		The Board of Directors is constantly taking into consideration the company's social responsibility in its decision-making process
s). promotes the disclosure of unlawful acts and the protection of whistleblowers. Explain how.	X		The company has implemented the ''Ethicspoint'' system which enables employees to anonymously denounce unlawful acts.
t). makes sure that the company has the necessary mechanisms which allow to verify that it fulfills with the applicable legal dispositions
u). With the objective that the lines of authority and responsibility are transparent, the activities of the Chief Executive Office are separated from the activities of the Board. (Practice 8. BCPC)	X

7.2 Integration of the Board of Directors	Yes	No	Comments
12. Is the Board of Directors integrated by a number between 3 and 15 Proprietary Directors? Indicate number. (Practice 9. BCPC)***	12
13. How many alternate directors form part of the Board of Directors?. (Practice 10. BCPC)	12
14. If there should be any alternate directors, indicate if each proprietary director suggests who shall be his or her alternate one. (Practice 10. BCPC)	X
15. Is there a communication process established between the proprietary director and his or her alternate one allowing an effective participation? (Practice 10. BCPC)	X
16. Do independent directors, upon their appointment, deliver to the chairman of the meeting a compliance statementregarding independence requirements? (Practice 11. BCPC)		X
17. Do independent directors represent at least 25% of all directors? (Practice 10. BCPC)	X
18. From the total of the members of the Board of Directors, how many are: (Practices 12. BCPC)
a) Independent Directors (Directors who meet the independence requirements)	6
b) Shareholder Directors (Shareholders who do not belong to the management team, even when they belong to the controlling group of the company).	0
c) Related Directors (Directors that are only officers)	4
d) Independent Shareholder Directors (Shareholders that do not exercise relevant influence, nor control power, nor are linked with the management team of the company).	0
e) Related Shareholder Directors (Shareholders that are also officers of the company).	2
19. Are independent and shareholder directors combined at least 60% of the members of the Board? (Practice 13. BCPC		X
20. Does the Annual Report submitted by the Board of Directors indicate the kind of each director? (Practice 14. BCPC)	X
21. Are the professional activities of each Director mentioned in the Report as well as other information considered relevant? (Practice 14. BCPC)	X
-Note*** Companies that trade their shares in the stock market shall have a maximum of 21 directors.

7.3 Structure of the Board of Directors	Yes	No	Comments
21. For the purpose of taking more informed decisions, indicate which functions are performed by the Board of Directors. (Practice 15. BCPC)
a). Audit ***	X
b). Evaluation and Compensation	X		See 6(b)
c). Finance and Planning	X		See 6(c)
d). Corporate Governance ***	X
e). Other (elaborate)
23. Indicate which committee or intermediate body performs each one of the following activities
a). Audit ***			Audit Committee
b). Evaluation and Compensation			See 6(b)
c). Finance and Planning			See 6(c)
d). Corporate Governance ***			Corporate Governance Committee
e). Other (elaborate)
24. Are the intermediate bodies integrated solely by proprietary independent directors? (Practice 16. BCPC)		X

The Audit and Corporate Governance Committees are integrated by proprietary independent directors, pursuant to the provisions of the Mexican Securities Law. Nevertheless, the Executive Committee is integrated by proprietary related directors.

25. Are intermediate bodies composed by a minimum of 3 and a maximum of 7 members? Indicate the number of independent directors therein. (Practice 16. BCPC)	X

3. According to the provisions of the Mexican Securities Law, all members of the Audit and Corporate Governance Committees are independent. Nevertheless, all the members of the Executive Committee are related directors.

26. How often do intermediate bodies inform their activities to the Board of Directors? (Practice 16. BCPC)	Quarterly
27. Does the chairman of each intermediate body invite company officers which responsibilities are related to the duties of said intermediate body to their meetings? (Practice 16. BCPC)	X
28. Does each one of the independent directors participate in an intermediate body? (Practice 16. BCPC)		X
29. If the answer to the previous question is NO, explain why.	The Audit and Corporate Governance Committees are integrated by three directors and the Executive Committee is integrated by four directors.
30. Is the Audit intermediate body presided by and independent director with expertise and knowledge in accounting and financial matters? (Practice 16. BCPC)	X
31. If the answer to the previous question is NO, explain why.
*** Required function for companies that trade shares in the stock market, which can be performed, if applicable, by a single committee.

7.4 Operation of the Board of Directors	Yes	No	Comments
32. How many meetings did the Board of Directors hold during the year? (Practice 17. BCPC)	4
33. If the answer to the previous question is less than 4 explain why.
34. Are there any mechanisms through which by the agreement of 25% of the Directors or the Chairman of an intermediate body a meeting of the Board of Directors can be called? (Practice 18. BCPC)	X
35. If the answer to the previous question is YES, please describe such mechanisms.	Both the law and the bylaws of the company allow these persons to call a meeting of the Board of Directors
36. How many days in advance do the members of the Board have the relevant and necessary information available for decision taking, according to the Order of Business contained in the call? (Practice 19. BCPC)	5
37. Is there any mechanism to ensure that the Directors can evaluate strategic matters requiring confidentiality even though they do not receive the necessary information at least five days prior to the meeting? (Practice 19. BCPC)	X
38. If the answer to the foregoing question is YES, describe the mechanism.	The bylaws of the company allow board members to take unanimous resolutions without a Board Meeting.
39. When the Members of the Board are appointed for the first time, do they receive the necessary information for them to be updated in company matters in order to comply with their new responsibilities? (Practice 20. BCPC)	X

7.5 Responsibilities of the Directors	Yes	No	Comments
40.Is each one of the members of the Board given the necessary information, in respect to their duties, responsibilities and authorities vested upon them for being a member of the Board of Directors of the company? (Practice 19. BCPC)	X
41.Do directors communicate the Chairman and other Members of the Board any situation in which exists, or that may cause, a conflict of interest abstaining to participate in the corresponding deliberation? (Practice 20. BCPC)	X
42.Do Directors use the assets or services of the company exclusively to comply with the corporate object? (Practice 20. BCPC)	X
43. Are there any clear policies defined allowing, in exceptional cases, to use said assets for personal matters? (Practice 20. BCPC)	X
44.Do Directors dedicate to their duties the necessary time and attention, attending at least 70 percent of the meetings to which they are called? (Practice 20. BCPC)	X		Except for few exceptions due to prior unavoidable commitments, the majority of the Board Members attend an average of at least three meetings a year.
45.Is there any mechanism to ensure that the board members keep strict confidentiality over all information received due to the performance of their duties, especially over their own participation and the participation of other members in the deliberations taken place at the meetings of the Board of Directors? (Practice 22. BCPC)	X
46.If the answer to the previous question is YES, please explain the mechanism.	Board members are not authorized to disclose confidential information nor any other information that could affect the company.
47.Do proprietary directors, and if applicable, their alternate directors, keep each other informed of the matters discussed in the meetings of the Board of Directors to which they attend? (Practice 22. BCPC)	X
48.Do proprietary members, and if applicable their respective alternates, aid the Board of Directors with opinions and recommendations deriving from the analysis of the performance of the company with the purpose that adopted decisions are duly sustained? (Practice 22. BCPC)	X
49.Is there any mechanism for the evaluation of the performance and fulfillment of the responsibilities and fiduciary duties of the Directors?	X

8. Audit Function

8.1 Generic Functions	Yes	No	Comments
50. Does the intermediate body performing the audit functions carry out the following activities? (Practice 23. BCPC)
a). Recommends the Board of Directors the candidates to serve as the company's external auditors, the hiring conditions, and the scope of their professional work.	X
b). Recommends the Board of Directors the approval of services performed in addition to those of the external audit.	X
c). Supervises the compliance of the external auditors' professional work.	X
d). Evaluates the performance of the firm rendering the external audit services.	X
e). Analyzes the opinions, reports or information rendered by the external auditor.	X
f). Meets at least once a year with the external auditor without the presence of the company's officers.	X
g). Is the communication channel between the Board of Directors and the external auditors.	X
h). Ensures the independence and objectivity of the external auditors.	X
i). Reviews the work programs, observation letters, and internal audit reports.	X
j). Meets periodically with the internal auditors without the presence of the company's officers to hear comments and observations regarding the advancement of such officers' work.	X
k). Renders its opinion to the Board of Directors over the policies and criteria used in the preparation of the financial information, as well as the process for its release.	X
l). Contributes to the definition of the general internal control guidelines of the internal audit and evaluates such guidelines effectiveness.	X
m). Verifies the observation of all mechanisms established for the control of the risks to which the company is subject.	X
n). Coordinates the duties of the external and internal auditors and of the Examiner.	X		Since this is a publicly listed company, the company has no Examiner.
o). Verifies the existence of the necessary mechanisms to ensure that the company complies with all provisions to which the company is subject.	X
p). How often does it make a review to inform the Board of Directors about the legal situation of the company.	Annually
q) Contributes to the establishment of policies for the transactions with related parties. ***	X
r) Analyzes and evaluates the transactions with related parties to recommend its approval to the Board of Directors. ***	X
s) Decides the hiring of third party experts to render an opinion over the transactions made with related parties or over any other matter, that allows the due compliance of its tasks.***	X
t) Verifies compliance with the Code of Business Ethics.	X
u) Verifies compliance of the mechanisms for disclosure of unlawful deeds and the protection of whistleblowers.	X
v) Assists the Board of Directors in the analysis of contingency plans and information recovery.	X
***: Companies that trade their shares in the stock market may carry out these recommendations in the Corporate Governance function.

8.2 Selection of Auditors	Yes	No	Comments
51. Does it abstain from hiring those firms which fees paid for external audit and other additional services rendered to the company represent more than 10 percent of the firm's total income? (Practice 24. BCPC)	X
52. Is the firm partner who audits the financial statements as well as his or her working team changed at least every five years? (Practice 25. BCPC)	X
53. Is the person signing the audit report to the annual financial statements of the company different from the one serving as Examiner? (Practice 26. BCPC)***	X		Since this is a publicly listed company, the company has no Examiner.
54 Is the profile of the Examiner disclosed in the annual report presented by the Board of Directors to the Shareholders' Meeting? (Practice 27 BCPC)***		X	Since this is a publicly listed company, the company has no Examiner.
Note***: This Practice does not apply to publicly listed corporations which shares are traded in the stock market.

8.3 Financial Information	Yes	No	Comments
55. Does the intermediate body performing the audit function assist the Board of Directors with an opinion so the Board can take actions upon reliable financial information? (Practice 28. BCPC)	X
56. Is said financial information signed by the CEO and by the manager responsible for its preparation? (Practice 28. BCPC)	X
57. Does the company have an internal audit area? (Practice 29. BCPC).	X
58. If the answer to the previous question is YES, please identify if its general guidelines and work plans are approved by the Board of Directors. (Practice 29. BCPC).	X
59. Does the intermediate body performing the audit function render a previous opinion to the Board of Directors for the approval of the accounting policies and criteria used for the preparation of the company's financial information? (Practice 30. BCPC)	X
60. Does the intermediate body performing the audit function render an opinion to the Board of Directors for the approval of any amendments to the accounting policies and criteria according to which the company's financial statements are prepared? (Practice 31. BCPC)	X
61. Does the Board of Directors approve, with the previous opinion of the committee performing the audit functions, the mechanisms necessary to ensure the quality of the financial information being presented before said Board? (Practice 32. BCPC)	X
62. In case that the financial information corresponds to the intermediate periods during the business year, does the committee performing the audit functions supervise that it is prepared with the same policies, criteria and practices with which the annual information is prepared? (Practice 32. BCPC)	X

8.4 Internal Control	Yes	No	Comments
63. Are the general internal control guidelines and, if applicable, the reviews done to the same, submitted to the approval of the Board of Directors after obtaining the opinion of the intermediate body performing the audit function? (Practice 33. BCPC)	X
64. Is there support for the Board of Directors to secure internal control effectiveness and the process to release financial information? (Practice 34. BCPC)	X
65. Do internal and external auditors evaluate internal control effectiveness according to their regular work program, as well as the process to issue financial information and are the results indicated in the to-be- informed situation letter discussed with them? (Practice 35. BCPC)	X
8.5 Related Parties	Yes	No	Comments
66. Does the intermediate body in charge of the audit function assist the Board of Directors in: (Practice 36. BCPC)***
a) establishing policies to carry out transactions with related parties?	X
b) analyzing the approval process to carry out transactions with related parties?	X
c) analyzing the hiring conditions to carry out transactions with related parties?	X
67. Does the intermediate body in charge of the audit function assist the Board of Directors to carry out transactions with related parties out of the normal course of business of the company? (Practice 37. BCPC)***	X
68. Are the transactions with related parties out of the normal course of business of the company representing more than 10% of the consolidated assets of the company presented to the approval of the Shareholders' Meeting? (Practice 37. BCPC)***	X
Note***: Companies that trade their shares in the stock market carry out these recommendations in the function of Corporate Governance.

8.6 Compliance Review	Yes	No	Comments
69. Does the intermediate body in charge of the audit function secure the existence of mechanisms that allow the company to determine if the company duly complies with the legal provisions applicable to it? (Practice 38. BCPC)	X
70. If the answer to the foregoing question is YES, describe the mechanisms.

The General Counsel submits an annual report to the Audit Committee regarding the legal situation of the company, same which is audited by the external auditor during the process of certification of internal controls of the company.

71. Is the legal situation of the company reviewed at least once a year and is such review informed to the Board of Directors? (Practice 38. BCPC)	X

9. Compensation and Evaluation Functions

9.1 Generic Functions	Yes	No	Comments
72. Does the intermediate body in charge of the compensation and evaluation function present to the approval of Board of Directors any of the following? (Practice 39. BCPC)
a) the criteria used to appoint and remove the CEO and other senior officers; ***	X
b) the criteria used to evaluate and compensate the CEO and other senior officers;***	X
c) the criteria used to determine the severance payments of the Chief Executive Officer and other senior officers.	X
d) the criteria used to compensate Board Members;	X		This function is carried out by the Shareholder' Meeting since it falls into the scope of said body.
e) the proposal of the CEO regarding the structure and criteria for personnel compensation;	X		This function is performed by the Corporate Governance Committee, but only in respect to the CEO and senior officers.
f) the proposal to declare the company a socially responsible entity;	X		This is made through the Chairman of the Board.
g) the Business Ethics Code of the company;	X		This function is performed by the Audit Committee.
h) an information system for unlawful deeds and protection of whistleblowers;.	X		This function is performed by the Audit Committee.
i) the formal succession system for the CEO and senior officers and supervision of compliance.		X	The company has no formal succession system to this date but is currently working on establishing such system.
73. Do the CEO and senior officers refrain from participating in the deliberation of matters regarding questions 69 a), 69 b) and 69 c) with the purpose of preventing a possible conflict of interest? (Practice 40. BCPC)	X
Note***: Companies that trade their shares in the stock market carry out these recommendations in the Corporate Governance function.

9.2 Operational Features	Yes	No	Comments
74. Are matters related with the functions, scope of objectives and performance evaluations of the Chief Executive Officer and senior officers considered for de determination of their compensation? (Practice 41. BCPC)	X
75. Are the policies used in, and the components that form the compensation packages of the CEO and senior officers disclosed in the annual report presented by the Board of Directors to the Shareholders' Meeting? (Practice 42. BCPC)		X	The annual report presented before the stock market authorities in Mexico includes the global amount of compensation paid to Senior Officers and Directors.
76. Does the intermediate body in charge of the compensation and evaluation functions assist the Board of Directors when reviewing the hiring conditions of the CEO and senior officers in order to ensure that their severance payments conform to the guidelines approved by the Board of Directors? (Practice 43. BCPC)	X		This function is performed by the company's management.
77. With the purpose of ensuring a stable succession procedure, is there a formal plan of succession for the CEO and senior officers of the company? (Practice 44. BCPC)		X	The company has no formal succession system to this date but is currently working on establishing such system.
78. If the answer to the foregoing question is NO, please explain why.	No formal plan has been developed to this date.

10. Finance and Planning Function

10.1 Generic Functions	Yes	No	Comments
79. Does the intermediate body in charge of the finance and planning function perform the following activities? (Practice 45. BCPC)
a) Studies and proposes to the Board of Directors the strategic view of the company to secure its stability and its permanence in time.	X		This function is performed through the Audit Committee and the Corporate Finance and Planning Area.
b) Analyses and proposes general guidelines for the determination of the strategic plan of the company and follows up on it.	X		This function is performed by the Audit Committee.
c) Evaluates and renders an opinion on the investment and financing policies of the company proposed by the CEO.	X		This function is performed by the Audit Committee.
d) Reviews the annual budget's foundations and follows up on their application as well as their control system. (Practice 49. BCPC).	X		This function is performed by the Audit Committee.
e) Evaluates the mechanisms presented by the CEO for the identification, analysis, management and control of risks to which the company is subject (Practice 50, CMPC).	X		This function is performed by the Audit Committee.
f) Evaluates the criteria presented by the CEO for the risks evaluations to which the company is subject. (Practice 50. BCPC).	X		This function is performed by the Audit Committee.
10.2 Operational Features	Yes	No	Comments
80. Does the intermediate body in charge of the finance and planning function support the Board of Directors to dedicate one of the meetings for the identification or updating of the company's long term vision? (Practice 46, BCPC).		X	This function is performed by the Audit Committee along with the management of the company, when deemed necessary.
81. Does the intermediate body in charge of the finance and planning function support the Board of Directors on the review of the strategic plan submitted for its approval by the CEO? (Practice 47. BCPC).	X		This function is performed by the Audit Committee
82. Does the intermediate body in charge of the finance and planning function support the Board of Directors on the analysis of the policies submitted for its approval by the CEO regarding: (Practice 48. BCPC).
a) Treasury management	X		This function is performed by the Audit Committee
b) Financial derivatives assumption	X		This function is performed by the Audit Committee
c)Asset investment	X		This function is performed by the Audit Committee
d) Assumption of liabilities	X		This function is performed by the Audit Committee
83. Regarding question 82 c) above, Does the intermediate body in charge of the finance and planning function ensure that the liabilities are consistent with the strategic plan and that correspond to the ordinary course of business of the company? (Practice 48. BCPC).	X		This function is performed by the Audit Committee
84. Does the CEO submit to the Board of Directors on each meeting a report regarding the situation that each of the identified risks keep? (Practice 51. BCPC).		X	The Board of Directors it's constantly updated about such risks.

Monterrey, Nuevo Leon, May 31th, 2013.

Bolsa Mexicana de Valores, S.A.B de C.V.
Department of Issuers and Securities

Re: Certification of the Secretary of the Board of Directors

The undersigned, I hereby state under oath, that to the best of my knowledge, the information regarding the issuer contained in this questionnaire to evaluate conformity to the Best Corporate Practices Code, reasonably reflects its situation; likewise I hereby state, that I have no knowledge of material information that has been omitted in this questionnaire, or that the said questionnaire contains information that could induce the shareholders to an error.

Sincerely,
/S/

_________________________________
LIC. SALVADOR VARGAS GUAJARDO
Secretary of the Board of Directors
Gruma, S.A.B. de C.V.